Exhibit 2

DEShaw&Co	39th Floor, Tower 45	(212) 478-0000
	120 West Forty-Fifth Street	FAX (212) 478-0100
New York, NY 10036

June 16, 2005

Mr. Paul W. Lowden
Chairman of the Board and President
Archon Corporation
3993 Howard Hughes Parkway, Suite 630
Las Vegas, NV 89109

Dear Paul:

When I reviewed Archon Corporation’s proxy statement, filed today, I didn’t know whether I should write this letter or send a resume.   Indeed, there are few, if any, public companies with market capitalizations below $200 million which pay bonuses in the $4 million range to employees who do not even serve as senior executive officers.

I am referring, of course, to the Board of Directors’ decision, disclosed in Archon’s 10-Q filed last month, to grant each of you, your brother David and your son Christopher options to purchase 150,000 shares for $1.00 per share.  As I’m sure you are aware, Archon’s stock closed today at $27.58 per share – meaning that each option grantee is effectively getting a stock package worth roughly $4 million today.

Certainly, it did not escape my attention that you declined the award so generously granted by the Board.  Given that you hold 75.6% of the common stock of Archon, enough to approve on your own any action which requires shareholder approval, you undoubtedly concluded that it would be at the very least unseemly if you were able to ensure approval of a huge stock award on which, at least theoretically, all shareholders should have some say.  I, and I’m sure other shareholders not named Lowden, very much appreciate this magnanimous gesture.

Needless to say, it doesn’t strike me as any more appropriate that you as majority shareholder should be able to approve exorbitant stock awards to your son and brother.   As the proxy statement notes, the board suggests that stockholders approve the 1993 Key Employee Stock Option Plan so that “the Company can continue to attract and retain qualified employees.”  I’m sure that both David and Christopher Lowden contribute significantly to the company in their capacities as Real Estate Projects Manager and Director of Design and Development, respectively.  Given that the company hasn’t broken ground on any significant new real estate development project in recent years, it is hard for to me to conclude, however, why now, in the midst of the greatest boom in land values in recent Las Vegas history, is the appropriate time for the board to grant unprecedented stock awards to relatively junior employees.

In an ideal world, of course, the proxy statement would have set forth the compensation committee’s reasoning for granting such an unusual award for disinterested (i.e. unrelated to the beneficiaries) shareholders to consider.   To be clear, we are quite happy with management’s decisions thus far (mainly the decision to hold on to the company’s Las Vegas land as valuations continue to skyrocket).  We, as holders of 4.8% of Archon’s common stock and 8.0% of Archon’s preferred stock (on which no dividends have been paid since September 1996) are certainly willing to consider unusual option grants when justified and when we have a say.  Your actions make us wonder whether Archon Corporation is seeking to be run as a family fief on which minority shareholders remain as serfs.  It is only when a controlling shareholder seeks to enrich family members at the expense of minority shareholders that we become unhappy.   I encourage you and your fellow directors to review your obligations under Nevada law to act in good faith and with a view to the best interests of the corporation, as opposed to the best interests of the controlling shareholder’s son and brother.

I hope that you will use your influence with the Board of Directors to persuade them to reconsider their decision to grant these options.  If not, I hope you at the very least will agree to not vote on the option grants so minority shareholders can decide for themselves whether your son and brother are entitled to these grants.  Rest assured that we will pursue all appropriate legal and other remedies to ensure that you and the rest of the board scrupulously fulfill your fiduciary duties to all shareholders under Nevada law.

I am happy to discuss the foregoing with you at your convenience.   Please don’t hesitate to contact me at (212) 478-0000.

Sincerely,

/s/ Marc Sole

Marc Sole
Senior Vice President

Cc:                               John W. Delaney
Howard E. Foster
Suzanne Lowden
Jay Parthemore
William J. Raggio